Filed by Gafisa S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Construtora Tenda S.A.
Commission File Number: 001-33356
Date: October 22, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY GAFISA S.A., OR CONSTRUTORA TENDA S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF CONSTRUTORA TENDA S.A. INTO GAFISA S.A.

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These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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TENDA S.A.
Publicly-Traded Company
NIRE 35300348206
CNPJ/MF 71.476.527/0001 -35

MATERIAL FACT RELEASE

The management of TENDA S.A. (TEND3) (“Tenda”), in compliance with paragraph 4 of article 157 of Law No. 6,404/76 and with CVM’s Regulation No. 358/02, and further to the Material Fact Release published on the date hereof by its controlling shareholder GAFISA S.A. (“Gafisa”), with respect to the presentation, by the end of the current year, of a proposal for the merger, by Gafisa, of the totality of Tenda’s outstanding shares (“Merger”), hereby announces that its Board of Directors will meet to select an Independent Committee, as recommended by CVM’s Parecer de Orientação 35, to negotiate, with Gafisa’s management, the terms of said Merger.

If an agreement is reached with respect to the Merger conditions, Tenda’s management will arrange for the required appraisal reports to be prepared, execute the appropriate documentation (including the Protocol and Justification of Merger), make public the information required by CVM’s Regulation 319/99, and call a shareholders’ general meeting to resolve on the matter.

In case the Merger is approved, Tenda will become a wholly-owned subsidiary of Gafisa, and, consequently, its shares will no longer be traded in the BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A. Novo Mercado, although its publicly-traded company registration with the CVM will be maintained.

The transaction object of this Material Fact Release will grant appraisal rights to those shareholders holding Tenda’s shares until October 21, 2009, pursuant to conditions to be timely made public.

A new material fact release will be published as soon as new facts are verified, and the conditions upon which the transaction is subject are met.

São Paulo, October 22, 2009

TENDA S.A.
Paulo Cassoli Mazzali
CFO and Investors Relations Officer

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gafisa’s filings with the Securities and Exchange Commission (SEC), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gafisa or Tenda stockholders to approve the merger, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gafisa’s most recent reports filed with the SEC. We are under no obligation to and expressly disclaim any such obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa intends to file with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus will contain important information about Gafisa, Tenda, the proposed transaction and related matters. Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426. SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

GAFISA S.A.
Publicly-Traded Company
 NIRE 35.300.147.952
CNPJ/MF 01.545.826.0001-07

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on October 21, 2009

1. Date, Time and Venue: On October 21, 2009, at 6 p.m., by conference call, as expressly authorized by Article 20, §2, of Company’s Bylaws.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: To approve, by unanimous vote, the submission, to the Company’s shareholders, by the end of the current year, of a proposal for the merger, by the Company, of the totality of the shares of its controlled company, Construtora Tenda S.A. (“Tenda”), currently outstanding (“Merger”), as well as the negotiation, by the Company’s management, including with the Independent Committee to be elected by Tenda’s Board of Directors, pursuant to CVM’s Parecer de Orientação 35, of the terms and conditions of the Merger, subject to the parameters contained in the Material Fact Release attached hereto.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues. Board Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, October 21, 2009

Fabiana Utrabo Rodrigues
Secretary

EXHIBIT

GAFISA S.A.
Publicly-Traded Company
NIRE 35.300.147.952
CNPJ/MF 01.545.826.0001-07

MATERIAL FACT RELEASE

The management of GAFISA S.A. (GFSA3) (“Gafisa”), in compliance with paragraph 4 of article 157 of Law No. 6,404/76 and with CVM’s Regulation No. 358/02, hereby announces its intention to present to its shareholders, by the end of the current year, a proposal for the merger, into Gafisa, of all of the shares of its subsidiary CONSTRUTORA TENDA S.A. (TEND3) (“Tenda”) currently outstanding (“Merger”).

The conditions of the Merger must still be negotiated with an independent committee to be selected by Tenda’s board of directors, as recommended by CVM’s Parecer de Orientação 35. Consummation of the transaction depends on each of the independent committee as well as Gafisa’s board of directors and management reaching an agreement on the Merger conditions.

Gafisa’s management is of the view that an adequate exchange ratio should be between 0.188 and 0.200 shares of Gafisa per one share of Tenda. These amounts correspond to the higher and lower average ratios between the closing sales prices of Tenda’s and Gafisa’s shares in each of the various periods comprised between (a) the date of this Material Fact Release to the 30th day preceding the date of this Material Fact Release and (b) the date of this Material Fact Release to the 180th day preceding the date of this Material Fact Release.

Gafisa’s management believes that the Merger will be advantageous to the shareholders of both companies, resulting in the creation of a national leader in the civil construction sector that will derive the benefits arising from scale and an increase in operational, commercial and administrative efficiencies. Gafisa’s management also believes that the Merger will align the interests of all of the shareholders at both Gafisa and Tenda, and permit optimization of a consolidated balance sheet. Gafisa and Tenda together have, as of the date hereof, a market value of R$4.9 billion, and expected sales are of approximately R$3 billion in 2009.

The Gafisa common shares to be received by Tenda’s shareholders in the Merger will be traded on the São Paulo stock exchange, and such shareholders should benefit from increased trading liquidity and from the simplification of the management structure of both companies.

If an agreement is reached with respect to the Merger conditions, Gafisa’s management will arrange for the required appraisal reports to be prepared, enter into the appropriate documentation (including the Protocol and Justification of Merger), make public the information required by CVM’s Regulation 319/99, file an F-4 registration statement with the U.S. Securities and Exchange Commission as required by U.S. law and call a shareholders’ general meeting to vote on the matter. Gafisa is of the view that, if a mutually satisfactory agreement is reached between the parties, the respective Boards should call, by November 20, 2009, the shareholders’ general meetings that will resolve on the Merger.

In case the Merger is approved, Tenda will become a wholly-owned subsidiary of Gafisa, and, consequently, its shares will no longer be traded on the BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A. Novo Mercado, although its publicly-traded company registration with the CVM will be maintained.

The transaction object of this Material Fact Release will grant appraisal rights to those shareholders holding Tenda’s shares as of October 21, 2009, pursuant to conditions to be made public in due course.

A new announcement will be made when warranted, and the conditions upon which the transaction is subject are met.

Estáter has been hired to advise Gafisa in this transaction.

São Paulo, October 21, 2009

GAFISA S.A.

Alceu Duilio Calciolari
CFO and Investors Relations Officer

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gafisa’s filings with the Securities and Exchange Commission (SEC), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gafisa stockholders to approve the merger, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gafisa’s most recent reports filed with the SEC. We are under no obligation to and expressly disclaim any such obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa intends to file with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus will contain important information about Gafisa, Tenda, the proposed transaction and related matters. Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa will be available free of charge from the Investor Relations office of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305. SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

GAFISA S.A.
Publicly-Traded Company
NIRE 35.300.147.952
CNPJ/MF 01.545.826.0001-07

MATERIAL FACT RELEASE

The management of GAFISA S.A. (GFSA3) (“Gafisa”), in compliance with paragraph 4 of article 157 of Law No. 6,404/76 and with CVM’s Regulation No. 358/02, hereby announces its intention to present to its shareholders, by the end of the current year, a proposal for the merger, into Gafisa, of all of the shares of its subsidiary CONSTRUTORA TENDA S.A. (TEND3) (“Tenda”) currently outstanding (“Merger”).

The conditions of the Merger must still be negotiated with an independent committee to be selected by Tenda’s board of directors, as recommended by CVM’s Parecer de Orientação 35. Consummation of the transaction depends on each of the independent committee as well as Gafisa’s board of directors and management reaching an agreement on the Merger conditions.

Gafisa’s management is of the view that an adequate exchange ratio should be between 0.188 and 0.200 shares of Gafisa per one share of Tenda. These amounts correspond to the higher and lower average ratios between the closing sales prices of Tenda’s and Gafisa’s shares in each of the various periods comprised between (a) the date of this Material Fact Release to the 30th day preceding the date of this Material Fact Release and (b) the date of this Material Fact Release to the 180th day preceding the date of this Material Fact Release.

Gafisa’s management believes that the Merger will be advantageous to the shareholders of both companies, resulting in the creation of a national leader in the civil construction sector that will derive the benefits arising from scale and an increase in operational, commercial and administrative efficiencies. Gafisa’s management also believes that the Merger will align the interests of all of the shareholders at both Gafisa and Tenda, and permit optimization of a consolidated balance sheet. Gafisa and Tenda together have, as of the date hereof, a market value of R$4.9 billion, and expected sales are of approximately R$3 billion in 2009.

The Gafisa common shares to be received by Tenda’s shareholders in the Merger will be traded on the São Paulo stock exchange, and such shareholders should benefit from increased trading liquidity and from the simplification of the management structure of both companies.

If an agreement is reached with respect to the Merger conditions, Gafisa’s management will arrange for the required appraisal reports to be prepared, enter into the appropriate documentation (including the Protocol and Justification of Merger), make public the information required by CVM’s Regulation 319/99, file an F-4 registration statement with the U.S. Securities and Exchange Commission as required by U.S. law and call a shareholders’ general meeting to vote on the matter. Gafisa is of the view that, if a mutually satisfactory agreement is reached between the parties, the respective Boards should call, by November 20, 2009, the shareholders’ general meetings that will resolve on the Merger.

In case the Merger is approved, Tenda will become a wholly-owned subsidiary of Gafisa, and, consequently, its shares will no longer be traded on the BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A. Novo Mercado, although its publicly-traded company registration with the CVM will be maintained.

The transaction object of this Material Fact Release will grant appraisal rights to those shareholders holding Tenda’s shares as of October 21, 2009, pursuant to conditions to be made public in due course.

A new announcement will be made when warranted, and the conditions upon which the transaction is subject are met.

Estáter has been hired to advise Gafisa in this transaction.

São Paulo, October 21, 2009

GAFISA S.A.
Alceu Duilio Calciolari
CFO and Investors Relations Officer

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gafisa’s filings with the Securities and Exchange Commission (SEC), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gafisa stockholders to approve the merger, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gafisa’s most recent reports filed with the SEC. We are under no obligation to and expressly disclaim any such obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa intends to file with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus will contain important information about Gafisa, Tenda, the proposed transaction and related matters. Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa will be available free of charge from the Investor Relations office of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305. SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.